UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                     )*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

69888T108

(CUSIP Number)

Jonathan D. Wood

Whitebox Advisors, LLC

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294251103

(1)	Name of reporting person Whitebox Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 43,327,592 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 43,327,592 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 43,327,592 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 29.29%*
(14)	Type of reporting person (see instructions) IA

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Asymmetric Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 600,486 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 600,486 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 600,486 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.41%*
(14)	Type of reporting person (see instructions) IA

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Asymmetric Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 600,486 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 600,486 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 600,486 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.41%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Asymmetric Opportunities Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 600,486 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 600,486 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 600,486 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.41%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Asymmetric Opportunities Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 600,486 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 600,486 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 600,486 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.41%*
(14)	Type of reporting person (see instructions) CO

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Multi-Strategy Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,064,268 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,064,268 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 19,064,268 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.89%*
(14)	Type of reporting person (see instructions) IA

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Multi-Strategy Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,064,268 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,064,268 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 19,064,268 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.89%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Multi-Strategy Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,064,268 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,064,268 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 19,064,268 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.89%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Multi-Strategy Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,064,268 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,064,268 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 19,064,268 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.89%*
(14)	Type of reporting person (see instructions) CO

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Credit Arbitrage Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 11,223,846 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,223,846 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 11,223,846 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.59%*
(14)	Type of reporting person (see instructions) IA

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Credit Arbitrage Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 11,223,846 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,223,846 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 11,223,846 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.59%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Credit Arbitrage Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 11,223,846 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,223,846 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 11,223,846 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.59%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Credit Arbitrage Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 11,223,846 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,223,846 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 11,223,846 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.59%*
(14)	Type of reporting person (see instructions) CO

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Concentrated Convertible Arbitrage Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,049,674 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,049,674 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 6,049,674 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.09%*
(14)	Type of reporting person (see instructions) IA

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Concentrated Convertible Arbitrage Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,049,674 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,049,674 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 6,049,674 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.09%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 294251103

(1)	Name of reporting person Whitebox Concentrated Convertible Arbitrage Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,049,674 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,049,674 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 6,049,674 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.09%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Whitebox Concentrated Convertible Arbitrage Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,049,674 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,049,674 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 6,049,674 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.09%*
(14)	Type of reporting person (see instructions) CO

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Pandora Select Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,291,134 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,291,134 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 4,291,134 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.90%*
(14)	Type of reporting person (see instructions) IA

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Pandora Select Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,291,134 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,291,134 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 4,291,134 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.90%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Pandora Select Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,291,134 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,291,134 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 4,291,134 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.90%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person Pandora Select Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,291,134 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,291,134 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 4,291,134 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.90%*
(14)	Type of reporting person (see instructions) CO

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person HFR RVA Master Combined Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,438,592 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,438,592 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 1,438,592 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.97%*
(14)	Type of reporting person (see instructions) PN

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

CUSIP No. 69888T108

(1)	Name of reporting person IAM Mini-Fund 14 Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 659,592 (See Item 2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 659,592 (See Item 2)
(11)	Aggregate amount beneficially owned by each reporting person 659,592 (See Item 2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.45%*
(14)	Type of reporting person (see instructions) CO

*	Percent of class is based on 147,655,815 shares of Common Stock issued and outstanding as of August 29, 2012, based on information provided by the Issuer, and 3,326,574 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed issuable for purposes of calculating the Reporting Persons’ beneficial ownership.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Par Petroleum Corporation (the “Issuer”), a corporation organized under the laws of Delaware. The principal executive offices of the Issuer are located at 370 17th Street , Suite 4300, Denver, Colorado, 80202.

Item 2. Identity and Background

(a)	This statement on Schedule 13D is filed by the following entities, who are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with the respect to the Common Stock beneficially owned by it;

(ii)	Whitebox Asymmetric Advisors, LLC, a Delaware limited liability company (“WAA”);

(iii)	Whitebox Asymmetric Partners, L.P., a Cayman Islands limited partnership (“WAP”);

(iv)	Whitebox Asymmetric Opportunities Fund, L.P., a Delaware limited partnership (“WAFLP”);

(v)	Whitebox Asymmetric Opportunities Fund, Ltd., a Cayman Islands business company (“WAFLTD”);

(vi)	Whitebox Multi-Strategy Advisors, LLC, a Delaware limited liability company (“WMSA”);

(vii)	Whitebox Multi-Strategy Partners, L.P., a British Virgin Islands limited partnership (“WMSP”);

(viii)	Whitebox Multi-Strategy Fund, L.P., a Delaware limited partnership (“WMSFLP”);

(ix)	Whitebox Multi-Strategy Fund, Ltd., a British Virgin Islands international business company (“WMSFLTD”);

(x)	Whitebox Credit Arbitrage Advisors, LLC, a Delaware limited liability company (“WCRAA”);

(xi)	Whitebox Credit Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCRAP”);

(xii)	Whitebox Credit Arbitrage Fund , L.P., a Delaware limited partnership (“WCRAFLP”);

(xiii)	Whitebox Credit Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCRAFLTD”);

(xiv)	Whitebox Concentrated Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCCAA”);

(xv)	Whitebox Concentrated Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCCAP”);

(xvi)	Whitebox Concentrated Convertible Arbitrage Fund , L.P., a Delaware limited partnership (“WCCAFLP”);

(xvii)	Whitebox Concentrated Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCCAFLTD”);

(xviii)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”);

(xix)	Pandora Select Partners, L.P., a British Virgin Islands limited partnership (“PSP”);

(xx)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”);

(xxi)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”);

(xxii)	HFR RVA Combined Master Trust, a Bermuda limited partnership (“HFR”);

(xxiii)	IAM Mini-Fund 14 Limited, a Cayman Islands Corporation (“IAM”).

WA, as the managing member and sole owner of WAA, has the power to direct the affairs of WAA, which manages accounts for the benefit of its client funds WAP, WAFLP, and WAFLTD. WAA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the managing member and sole owner of WMSA, has the power to direct the affairs of WMSA, which manages accounts for the benefit of its client funds WMSP, WMSFLP, and WMSFLTD. WMSA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the managing member and sole owner of WCRAA, has the power to direct the affairs of WCRAA, which manages accounts for the benefit of its client funds WCRAP, WCRAFLP, and WCRAFLTD. WCRAA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the managing member and sole owner of WCCAA, has the power to direct the affairs of WCCAA, which manages accounts for the benefit of its client funds WCCAP, WCCAFLP, and WCCAFLTD. WCCAA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the managing member and sole owner of PSA, has the power to direct the affairs of PSA, which manages accounts for the benefit of its client funds PSP, PSFLP and PSFLTD. PSA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA is the investment manager authorized and appointed as HFR’s agent and attorney-in-fact with the power to direct the affairs of HFR including the power to vote and dispose of the shares of Common Stock held by HFR and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA is the investment manager authorized and appointed as IAM’s agent and attorney-in-fact with the power to direct the affairs of IAM including the power to vote and dispose of the shares of Common Stock held by IAM and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

As a result of the relationships described in this statement, each of WA, WAA, WAFLP, WAFLTD, WMSA, WMSFLP, WMSFLTD, WCRAA, WCRAFLP, WCRAFLTD, WCCAA, WCCAFLP, WCCAFLTD, PSA, PSFLP, and PSFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WAP, WMSP, WCRAP, WCCAP, PSP, HFR, and IAM. WA, WAA, WAFLP, WAFLTD, WMSA, WMSFLP, WMSFLTD, WCRAA, WCRAFLP, WCRAFLTD, WCCAA, WCCAFLP, WCCAFLTD, PSA, PSFLP, and PSFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WAA, WAP, WAFLP, WAFLTD, WMSA, WMSP, WMSFLP, WMSFLTD, WCRAA, WCRAP, WCRAFLP, WCRAFLTD, WCCAA, WCCAP, WCCAFLP, WCCAFLTD, PSA, PSP, PSFLP, PSFLTD, HFR and IAM are a group, or have agreed to act as a group.

(b) The principal business and office address of WA, WAA, WAFLP, WMSA, WMSFLP, WCRAA, WCRAFLP, WCCAA, WCCAFLP, PSA, and PSFLP is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The principal business and office address of WMSP, WMSFLTD, WCRAP, WCRAFLTD, WCCAP, WCCAFLTD, PSP, and PSFLTD is:

Appleby Corporate Services (BVI) Limited

Jayla Place, PO Box 3190

Road Town, Tortola, British Virgin Islands

The address of the business office of WAP and WAFLTD is:

Mourant Cayman Corporate Services Ltd.

42 North Church Street

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

The address of the business office of HFR is:

HFR RVA Combined Master Trust

65 Front Street

Hamilton, HM 11, Bermuda

The address of the business office of IAM is:

IAM Mini-Fund 14 Limited

Boundary Hall, Cricket Square

George Town, Grand Cayman, KY1-1102 Cayman Islands

(c) WA is an SEC registered investment adviser that, directly or through affiliates (including certain Reporting Persons), manages private investment funds (which comprise the balance of the Reporting Persons). The name, business address, present principal employment and citizenship of each executive officer of WA is set forth in Exhibit 99.1.

(d) – (e) During the last five years, none of the Reporting Persons or the persons named in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As further described in Item 4 below, on the Effective Date (as such term is defined below), pursuant to the Plan (as such term is defined below) (i) the Notes (as such term is defined below) held by WAP, WMSP, WCRAP, WCCAP, PSP, HFR and IAM were cancelled and such Reporting Persons received an aggregate of 40,001,018 shares of Common Stock in exchange for such Notes and (ii) the Issuer issued warrants to a nominee on behalf of WAP, WMSP, WCRAP, WCCAP and PSP to purchase an aggregate of 3,326,574 shares of Common Stock (the “Warrants”) in order to induce such Reporting Persons to participate as lenders under a credit agreement among the Issuer, certain other lenders and Jeffries Finance LLC, as agent for the lenders. The sources of funds used to purchase the Notes were capital contributions to WAP, WMSP, WCRAP, WCCAP, PSP, HFR and IAM.

Item 4. Purpose of Transaction

On August 31, 2012 (the “Effective Date”), by operation of the Joint Plan of Reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code (the “Plan”), the Issuer’s old common stock and other equity interests existing immediately prior to the Effective Date were cancelled. Pursuant to the Plan, the Issuer issued an aggregate of 145,736,082 shares of Common Stock to US Bank, N.A., as trustee (the “Indenture Trustee”) under each of (i) the indenture, dated as of April 25, 2007, between the Issuer and the Indenture Trustee, pursuant to which the Issuer’s 3 3/4% Senior Convertible Notes due 2037 (the “3 3/4% Notes”) were issued and (ii) the indenture, dated as of March 15, 2005, between the Issuer and the Indenture Trustee, pursuant to which the Issuer’s 7% Senior Unsecured Notes due 2015 (the “7% Notes” and, together with the 3 3/4% Notes, the “Notes”) were issued. The Indenture Trustee subsequently distributed such shares of Common Stock to holders of Noteholder Claims (as defined in the Plan), which includes WAP, WMSP, WCRAP, WCCAP, PSP, HFR and IAM. Prior to the Issuer emerging from bankruptcy protection, WAP, WMSP, WCRAP, WCCAP, PSP, HFR and IAM had acquired Notes for investment purposes. Pursuant to the Plan, WAP, WMSP, WCRAP, WCCAP, PSP, HFR and IAM acquired an aggregate of 40,001,018 shares of Common Stock in exchange for the Notes that they held. In addition, on the Effective Date, the nominee for WAP, WMSP, WCRAP, WCCAP and PSP received the Warrants.

Pursuant to the terms of the Plan and under the terms of a Stockholders Agreement, dated as of August 31, 2012 (the “Stockholders Agreement”), by and among the Issuer, WA (on behalf of WAP, WMSP, WCRAP, WCCAP, PSP, HFR and IAM), Zell Credit Opportunities Master Fund, L.P. (“ZCOF”), and Waterstone Capital Management, LP (“Waterstone” and, together with ZCOF and WA, the “Key Holders”), as of the Effective Date, five individuals were appointed to, and have become the members of, the Issuer’s board of directors (the “Board”). Consistent with the terms of the Stockholders Agreement, the Board consists of Jacob Mercer, Mel Cooper, Will Monteleone, Ben Lurie and Michael Keener. The Stockholders Agreement provides that the Board will consist of two members designated by WA (the “Nominee Directors”) in the two-year period following the Effective Date and thereafter, so long as WA or its affiliates hold at least 10% of the outstanding shares of Common Stock. The initial designees to the Board by WA are Jacob Mercer and Mel Cooper. In addition, the Stockholders Agreement provides that the Board will consist of one member jointly designated by the Key Holders (the “Independent Designee”) so long as the Key Holders and/or their affiliates collectively hold at least 20% of the outstanding shares of Common Stock. The initial Independent Designee is Michael Keener.

The Reporting Persons currently own the Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock (including sales pursuant to the terms of the Registration Rights Agreement described in Item 6 hereto), or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. As a result, the Reporting Persons may take positions with respect to and seek to have the Nominee Directors influence the decision of the Board regarding the matters discussed above. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of August 31, 2012.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons as of August 31, 2012 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as set forth in Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the Effective Date, certain security holders of the Issuer, including WAP, WMSP, WCRAP, WCCAP, PSP, HFR and IAM, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer whereby the Issuer agreed to provide certain registration rights to such persons and their eligible transferees. The Registration Rights Agreement contains other customary terms and conditions, including provisions regarding payment of registration expenses and indemnification.

Under the Stockholders Agreement, the Key Holders (together with any subsequent investors, or transferees, who become parties thereto, the “Stockholders”) have agreed to vote their shares of Common Stock (i) for ZCOF’s two designees to the Board, (ii) for WA’s two designees to the Board, and (iii) for the independent designee (the “Independent Designee”) to the Board jointly selected by unanimous consent of ZCOF, WA and Waterstone, so long as ZCOF, WA and Waterstone and/or their affiliates collectively hold at least 20% of the outstanding shares of Common Stock. Under the Stockholders Agreement, each of ZCOF’s and WA’s right to designate two directors to the Board will continue so long as each such entity or its affiliates continues to hold at least 10% of the number of outstanding shares of Common Stock. In addition, the Stockholders Agreement provides that ZCOF and WA are each entitled to designate one director to the Board in the event each entity or its affiliates continues to hold at least 5% but less than 10% of the outstanding shares of Common Stock. The Stockholders Agreement sets forth other terms and conditions of the Stockholders’ ownership of Common Stock, including provisions requiring the Stockholders to:

•

cause their designees to the Board to vote to elect the following persons to the Board of Managers of Piceance Energy, LLC (“Piceance”), a joint venture company of which the Issuer is a member, so long as the Issuer is a member of Piceance: (A) one person designated by WA, so long as WA, or any one of its affiliates, is a holder of Common Stock and (B) one person designated by ZCOF, so long as ZCOF, or any one of its affiliates, is a holder of Common Stock; and

•	use commercially reasonable efforts to facilitate a transfer of Piceance membership interests upon receipt of a drag-along notice under the Limited Liability Company Agreement of Piceance.

In addition, on the Effective Date, the nominee for WAP, WMSP, WCRAP, WCCAP and PSP received the Warrants. Each Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $0.01 per share, subject to adjustments as provided in the Warrant Issuance Agreement, dated as of August 31, 2012, between the Issuer and certain investors (the “Warrant Issuance Agreement”). Each Warrant is subject to the terms and conditions, and entitled to the benefits, of the Warrant Issuance Agreement. The Warrant Issuance Agreement includes provisions (i) for adjusting the number of shares of Common Stock issuable upon exercise of a Warrant and the exercise price to be paid upon such exercise, (ii) providing for certain “right of first offer” rights and (iii) providing certain information and other rights. The Warrants are immediately exercisable.

The descriptions of the Registration Rights Agreement, the Stockholders Agreement and the Warrant Issuance Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	List of Executive Officers of Whitebox Advisors, LLC and certain information regarding such persons.

99.2	Joint Filing Agreement, dated September 10, 2012, among the Reporting Persons

99.3	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Par Petroleum Corporation on September 7, 2012)

99.4	Warrant Issuance Agreement (incorporated herein by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Par Petroleum Corporation on September 7, 2012)

99.5	Stockholders Agreement (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Par Petroleum Corporation on September 7, 2012)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2012

WHITEBOX ADVISORS, LLC

By:	/s/ Jonathan D. Wood
Jonathan D. Wood Chief Operating Officer

WHITEBOX ASYMMETRIC ADVISORS, LLC

WHITEBOX MULTI-STRATEGY ADVISORS, LLC

WHITEBOX CREDIT ARBITRAGE ADVISORS, LLC

WHITEBOX CONCETNRATED CONVERTIBLE ARBITRAGE ADVISORS, LLC

PANDORA SELECT ADVISORS, LLC

By:	Whitebox Advisors, LLC Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood Chief Operating Officer

WHITEBOX ASYMMETRIC PARTNERS, L.P.

WHITEBOX ASYMMETRIC OPPORTUNITIES FUND, L.P.

WHITEBOX ASYMMETRIC OPPORTUNITIES FUND, LTD.

By:	Whitebox Asymmetric Advisors, LLC Investment Manager

By:	Whitebox Advisors, LLC Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P. WHITEBOX MULTI-STRATEGY FUND, L.P. WHITEBOX MULTI-STRATEGY FUND, LTD.

By:	Whitebox Multi-Strategy Advisors, LLC Investment Manager

By:	Whitebox Advisors, LLC Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood Chief Operating Officer

WHITEBOX CREDIT ARBITRAGE PARTNERS, L.P. WHITEBOX CREDIT ARBITRAGE FUND, L.P. WHITEBOX CREDIT ARBITRAGE FUND, LTD.

By:	Whitebox Credit Arbitrage Advisors, LLC Investment Manager

By:	Whitebox Advisors, LLC Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood Chief Operating Officer

WHITEBOX CONCENTRATED CONVERTIBLE ARBITRAGE PARTNERS, L.P. WHITEBOX CONCENTRATED CONVERTIBLE ARBITRAGE FUND, L.P. WHITEBOX CONCENTRATED CONVERTIBLE ARBITRAGE FUND, LTD.

By:	Whitebox Concentrated Convertible Arbitrage Advisors, LLC Investment Manager

By:	Whitebox Advisors, LLC Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood Chief Operating Officer

PANDORA SELECT PARTNERS, L.P.
PANDORA SELECT FUND, L.P.
PANDORA SELECT FUND, LTD.

By:	Pandora Select Advisors, LLC
Investment Manager

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer

HFR RVA COMBINED MASTER TRUST

By:	Whitebox Advisors, LLC
Agent and Attorney-in-fact

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer

IAM MINI-FUND 14 LIMITED

By:	Whitebox Advisors, LLC
Agent and Attorney-in-fact

By:	/s/ Jonathan D. Wood
Jonathan D. Wood
Chief Operating Officer